Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Prothena Corporation plc

We consent to the use of our report dated October 1, 2012, except as to retrospective inclusion of basic and diluted net loss per share disclosures for each of the years in the two-year period ended December 31, 2011, as to which the date is March 28, 2013, with respect to the consolidated financial statements of Prothena Corporation plc, formerly referred to as the carve-out combined financial statements of the Prothena Business (formerly, the Neotope Business), which comprises the carve-out combined balance sheet as at December 31, 2011, and the carve-out combined statements of operations, parent company equity and cash flows for each of the years in the two-year period ended December 31, 2011, included herein and to the reference to our firm under the heading “Experts” in this Registration Statement on Form S-1.

/s/ KPMG

Dublin, Ireland

September 17, 2013